July 10, 2018

Via EDGAR Submission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Healthcare Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 27, 2018

File No. 001-35331

Below is the response of Acadia Healthcare Company, Inc. (the “Company”) to the comments in your letter dated June 26, 2018 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”). The comments of the Staff of the Division of Corporation Finance are repeated and underlined for convenience of reference.

Results of Operations

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015, page 47

1.

We note that you do not provide a separate discussion of your segments’ operating results and pertinent statistical data but include such information in greater detail in your earnings release.  In light of significant differences in the revenue growth rates, margins, and operating statistics between your US and UK segments, it appears a discussion of segment information may be material to an understanding of your consolidated information.  Please advise us.  Refer to Rule 303A (and related instructions) of Regulation S-K and the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations at https://www.sec.gov/rules/interp/33-8350.htm

Response:

We believe our disclosure complies with Regulation S-K and applicable rules thereunder as the additional segment information in our earnings release is supplemental in nature and not necessary to provide an understanding of our business as a whole. However, in future filings, commencing with our Quarterly Report on Form 10‑Q for the quarter ended June 30, 2018, we intend to expand the discussion of operating results within Management’s Discussion and Analysis of Financial Condition and Results of Operations to include U.S. and U.K. segment information in greater detail.

Financial Statements Note 2. Summary of Significant Accounting Policies Insurance, page F-13
2.

We note your insurance subsidiary has obtained reinsurance for professional liability risks of $75 million in excess of a retention level of $3 million.  In light of your professional and general liability reserve of $55 million as of December 31, 2017, please explain to us why your reinsurance recoverable was only $22.7 million as of this same date.  Also, with a view towards clarifying policy disclosure, please tell us if you recognize reinsurance receivables in a manner that is consistent with the related liabilities (including estimates for claims incurred but not reported).

Response:

The Company has obtained reinsurance coverage from a third party to cover losses exceeding coverage limits of insurance policies. For the 2017-2018 policy year, the reinsurance policy has a coverage limit of $75.0 million for claims in the aggregate. The Company had a self-insured coverage limit for professional liability claims of $3.0 million per claim. The majority of our professional liability claims are settled for less than the insurance retention amount. The reinsurance receivable of $22.7 million as of December 31, 2017 is reflective of individual claims that exceed the per claim retention level. In our future filings, we intend to clarify that the $3.0 million self-insured retention limit is on a per claim basis. Our reinsurance receivables are recognized consistent with the related liabilities and include known claims and any incurred but not reported claims that are covered by current insurance policies that are in place.

In the event that you have any additional questions, please contact the undersigned at (615) 861-6000.

Sincerely,

Acadia Healthcare Company, Inc.

By:	/s/ David M. Duckworth
David M. Duckworth
Chief Financial Officer

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